                                                                    EXHIBIT 99


                                [LETTERHEAD]



December 15, 1996

Board of Directors of
COLOR SPOT NURSERIES, INC.
3478 Boskirk Avenue
Pleasant Hill, CA 94523

Dear Sirs:

This letter is being provided by Valuation Research Corporation ("Valuation") reporting the performance of certain limited procedures at the request of Color Spot Nurseries, Inc. ("Color Spot" or the "Company"). These procedures include conducting certain due diligence activities, preparing certain analyses and conducting a limited scope appraisal assignment in order to make a determination relative to the Fair Market Value of the Company's Business Enterprise as of December 10, 1997 ("Appraisal Date").

The purpose of this appraisal is to express our opinion as to the value of 825,000 shares of common stock of Color Spot being issued in conjunction with a $40.0 million Units Offering (the "Units Offering") for Series A Preferred Stock with Warrants. We recognize that this report will be used to assist management with certain financial reporting requirements. We also recognize and hereby give permission to the Company's auditors to rely on this opinion in conducting any accounting procedures they may be undertaking for the Company directly related to the Units Offering.

Fair Market Value is defined as the amount at which a property would change hands between a willing buyer and a willing seller, both being adequately informed of the relevant facts, neither being under any compulsion to act, and with equity to both.

For the purposes of this report Business Enterprise is defined as the invested capital of the Company. Invested capital reflects the investment in the business by all investors including both debt and equity.

                               COLOR DESCRIPTION

Color Spot is the largest wholesale nursery in the United States, based on revenue and greenhouse square footage. The Company provides a wide assortment of high quality plants as well as extensive merchandising services primarily to leading home centers and mass merchants, such as Home Depot, Home Base, Wal-Mart and Kmart. The Company distributes products to over 850 retail and commercial customers, representing over 8,000 locations, primarily in the western and southwestern regions of the United States. Since June 30, 1996, the Company has completed 13 acquisitions, making it a leading consolidator in the wholesale nursery industry, based on acquisitions completed by major competitors. On a pro forma basis, the Company generated approximately $183.1 million in net sales and $22.7 million in EBITDA (as defined) in fiscal 1997.

The Company believes it is one of the few wholesale nurseries that has the scale and distribution capabilities necessary to provide large volumes of high quality product to its retail customers on a multi-regional basis. The Company produces over 2,000 varieties of live plants, including bedding plants, shrubs, potted flowering plants, ground cover and fresh cut Christmas trees. Through its 200 person salesforce, Color Spot also provides its retail customers with a broad array of value-added services, such as in-store merchandising, product display and maintenance, promotional planning and product reordering. The Company believes that providing these services differentiates it from its competitors and helps to establish Color Spot as a preferred supplier in the industry. Color Spot operates 19 production facilities located in California, Arizona, Texas, Oregon and Washington.

COMPANY HISTORY

Color Spot America was founded in 1983 by Michael F. Vukelich, the Company's current Chief Executive Officer, and it grew to become one of the largest bedding plant producers in California. In February 1989, Color Spot America, through a wholly owned subsidiary, acquired one of the largest competitors for which PacifiCorp provided the acquisition financing. Immediately upon closing of this financing, Color Spot America was in default of certain financial covenants under the PacifiCorp financing. Other than the imposition of a default rate of interest, PacifiCorp did not take any action with respect to these financial covenant defaults until January 1991. At that time, Mr. Vukelich left Color Spot America and PacifiCorp installed new management. In 1993, Color Spot America sold substantially all of its assets and liabilities to Color Spot Oregon, a corporation controlled by PacifiCorp. Net sales and profitability of Color Spot America and Color Spot Oregon declined between 1992 and 1995.

In September 1995, the Company was formed to acquire the assets of Color Spot Oregon from PacifiCorp by Heler, Mr. Vukelich and Jerry L. Halamuda, who had previously worked with Mr. Vukelich at Color Spot America. With Mr. Vukelich as Chief Executive Officer and Mr. Halamuda as President, management implemented a number of strategic and operational programs designed to improve the Company's customer relationship and financial results. These initiatives included revamping the Company's merchandising programs, decentralizing its operations, revising its pricing strategies, renewing its focus on operating efficiencies and restructuring its sales organization. As a result of these strategies, the Company has experienced significant improvements in net sales and operating results. With the improvement of its financial results, Color Spot embarked on an aggressive acquisition strategy and has completed 13 acquisitions since June 30, 1996.

TRANSACTION DESCRIPTION

Simultaneously with the completion of the Units Offering, the Company will enter into the New Loan Agreement which will provide three facilities, including (i) a $75.0 million acquisition term loan facility, (ii) a $40.0 million revolving credit facility and (iii) a $35.0 million supplemental facility. At the option of the Company, part of the supplemental facility can be designated as an acquisition term loan facility or a revolving credit facility. The New Loan Agreement will provide the Company with a source of funds for working capital and future acquisitions.

In order to provide a stronger financial foundation for the Company and its acquisition plan, Color Spot decided to refinance its existing debt (the "Refinancing"). In connection with the Refinancing Color Spot is (i) offering (the "Notes Offering") $85.0 million of senior subordinated notes due 2007 (the "Notes"). These Notes, along with the $40.0 million Units Offering will provide $125.0 in funds to (i) repay approximately $117.1 million of existing bank debt, (ii) pay estimated fees and expenses of $5.0 associated with the Refinancing and (iii) provide $2.9 million of funds for general corporate purposes.

Because the Units will include Warrants for 825,000 shares, the Company is required to account for the value of the Warrants separate from the value of the Series A Preferred Stock. Because they have an exercise price of $.01 per share, the value of the Warrants is essentially equal to the value of the underlying common stock.

                              VALUATION

In expressing its Opinion, Valuation has relied on information and analyses furnished by and/or discussions held with Management, its accountants, and advisors, which information and analyses Valuation has reviewed and which has been the subject of discussion and inquiry. Valuation does not assume any responsibility for the sufficiency and accuracy of the information. Nothing has come to Valuation's attention in the course of its engagement which would lead it to believe that any such information is incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon the information. Such data has been accepted as reasonably reflecting the financial condition of the Company and its past and future operations. All items subject to audit pursuant to generally accepted auditing standards and in conformity with generally accepted accounting principles ("GAAP") have been relied upon without review, check, or verification, and nothing has come to our attention that would cause us to believe the information is incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon the information. Valuation has performed certain analyses, studies, and investigations more fully described herein in support of its Opinion. Further, the Opinion expressed herein is subject to the General Limiting Conditions and Assumptions attached hereto.

Valuation has reviewed financial statements of Color Spot in addition to background data and material considered appropriate to the Opinion expressed. Such areas of investigation include but are not limited to:

   - Read the audited financial statements for Color Spot for the fiscal years ended June 30, 1996 and 1997.

   - Read the unaudited financial statements for Color Spot for the periods ending September 26, 1996 and September 27, 1997.

   - Read Amendment No. 3 to Form S-1 for Color Spots Notes Offering and Units Offering.

   - Review of the gardening and nursery industry, including an analysis of companies engaged in similar lines of business as Color Spot.

   - Inquiries of Management as to the impact of future trends on the business and its industry including the expected future operating performance of the Company, future levels of working capital and capital expenditures; competitive conditions and advantages; strategic positioning; and key actions to be taken in the near term, among other factors.

   - Review of business data and information made available to Valuation, including historical and pro forma financial information for each sales category.

     -  Review of Color Spot's forecast (the "Forecasts").

     -  Preparation of a limited scope appraisal.

Valuation has discussed financial and operating matters of the Company with Management and their advisors. Valuation has reviewed the Forecasts of earnings, income, cash flows, and balance sheets prepared by Management and discussed such Forecasts with Management. This review included, but was not limited to, discussions of basic assumptions made in the preparation of the forecasts relating to the type of business; key markets; economic conditions; reinvestment requirements; new unit acquisition; and strategic positioning. We consider such forecasts to be reasonable and attainable in light of current and near term economic expectation and nothing has come to our attention that would cause us to believe the basic assumptions used in the Forecasts are unreasonable.

In conducting the limited scope appraisal the procedures used in valuing the Company conform with the standards promulgated by the American Society of Appraisers and consider all of the factors described in Revenue Ruling 59-60, 1959-1, C.B. 237, as modified by Revenue Ruling 65-193, 1965-2 C.B.370, as well as all other relevant factors. Such factors included:

     (a) The nature of the business and the history of the enterprise from its inception;

     (b) The economic outlook in general and the condition and outlook of the specific industry in particular;

     (c) The book value of the securities and the financial condition of the business (Book Value Approach);

     (d)  Sales of the stock and the size of the block of stock being valued;

     (e) The market price of securities of corporations engaged in the same or a similar line of business, which are actively traded in a free and open market, either on an exchange or over-the-counter. This method is commonly referred to as the Market Comparable or Guideline Approach;

     (f) The dividend-paying and earnings capacity of the company (the Income Approach);

     (g) Whether or not the enterprise has goodwill or other intangible value.

We have considered each of the factors outlined above in our analysis and selected the Book Value, Market Comparable and Income Approaches for presentation in this report.

The Income Approach measures the dividend paying and earnings capacity of a firm. This approach utilized cash flow projections discounted to a present value. The discount rates selected were based on risk and return requirements deemed appropriate by Valuation, given the facts and circumstances existing as of the appraisal date. The discount rates utilized in our analysis considered the Company's weighted average cost of capital, rates of returns on alternative investments and the specific risk inherent in the investment under consideration. Based on this analysis (Exhibit 3) we concluded that the appropriate discount rates to use in this analysis was in the range of 14.8% to 16.8%. The results of this approach have been summarized in Exhibit 4 and support a Fair Market Value in the range of $228 million to $271 million using a discount rate of 15% and between $211 million and $251 million using a discount rate of 17%.

The Market Approach is a valuation technique in which the estimated market value is based on market prices in actual transactions. The technique consists of undertaking a detailed market analysis of publicly-traded companies and acquisitions of companies that provide a reasonable basis for comparison to the relative investment characteristics of the subject entity. Valuation ratios derived from the guideline companies are then selected and applied to the subject entity after consideration of adjustments for dissimilarities in financial position, growth, markets, profitability, and other factors. The companies reviewed were engaged in (i) operating lawn and garden center, (ii) selling lawn and garden products as part of their sales, or (iii) were industry consolidators operating in different industries but with similar growth characteristics and acquisition strategies as Color Spot.

Relevant statistics for the guideline companies are shown in Exhibit 5. As can be seen from this Exhibit, many of the companies are in different industries than Color Spot. These consolidators have very high growth rates (in most cases fueled by acquisitions). The business enterprise to EBITDA market multiples range from 7.7 to 16.8 and average 12.1. The average market multiple for Central Garden & Pet, Scotts Company and General Host is 10.6. As these three companies are most similar in terms of their ultimate customers, all of whom purchase products for gardening, we believe that this market multiple is the most appropriate to apply to Color Spot to indicate a value for the Company.

Because the guideline companies are publicly traded and Color Spot is not, a discount for lack of marketability needs to be applied.

The concept of marketability deals with liquidity, or at its most basic level, how quickly and certainly an interest in an enterprise can be converted to cash at the owner's discretion. The owner of a publicly-traded security can typically pick up the phone and sell such interest within minutes. The owner of a privately-held interest usually is not afforded this status and the "lack of marketability" discount addresses this disadvantage.

It has been widely and increasingly recognized by investors, the courts and others, that stocks which lack this dual status should be valued at a discount from their publicly-traded counterparts. More than twenty five years of empirical market evidence has clearly established impressive support regarding benchmarks for lack of marketability discounts in the 20% to 40% range.

Many of these discount studies involve restricted stock in public companies. The stock we are valuing deserves a lower discount for lack of marketability because the Warrant Agreement provides Registration Rights which includes registration in connection with any public offering of stock as well as provides a Demand Registration Right at a latter date.

Giving effect to these Registration Rights it is our opinion that a discount for lack of marketability should be reduced to 10%. Applying this 10% discount to our previously estimated market multiple of 10.64, indicates an adjusted multiple of 9.58.

In Exhibit 6 we have applied Color Spot's estimated EBITDA for the latest 12 months to the average market multiples for the three companies we believe to be most comparable (after marketability adjustments) and arrive at a value of $227.3 million. This value falls within the estimated range of values for the Company indicated by the Income Approach.

Based on our analysis and a consideration of the facts and circumstances existing as of the Appraisal Date we are of the opinion that the value of the Business Enterprise is $230.0 million.

Subtracting from this the total long-term debt and preferred stock of $137.1 indicates a common equity value of $92.9.

Dividing this by the total number of common shares that would be issued and outstanding if managements options were exercised and giving effect to the exercise of the Warrant for 825,000 shares (see Exhibit 7) we arrive at a value of $10.0 per share.

Based on the foregoing review, procedures and analyses, it is our opinion that the Fair Market Value of the 825,000 shares of Color Spot's common stock subject to the previous described Warrants is:

                       $10.00/per share


as of the Appraisal Date.

This letter is for the information of and assistance to the Company and its auditors; provided, that we agree that this report may be filed as an exhibit to the Company's Registration Statement on Form S-1 for the Units Offering and summarized therein, and a copy of this report may be supplied to the SEC. Any other use is expressly prohibited and neither this letter nor any of its parts may be circulated, quoted, or otherwise referred to for any other purpose without the prior review and written consent of Valuation, which will not be unreasonably withheld.

Valuation has no responsibility to update the opinion stated herein for events and circumstances occurring after the date of this letter.

Respectfully submitted,

VALUATION RESEARCH CORPORATION

/s/ Valuation Research Corporation

Engagement Number: 04-2842-00

                 GENERAL LIMITING CONDITIONS AND ASSUMPTIONS

In accordance with recognized professional standards as generally practiced in the valuation industry, the fee for these services is not contingent upon the conclusions of value contained herein. Valuation has determined to the best of its knowledge and in good faith that neither it nor any of its agents or employees have any material financial interest in the Company.

Neither Valuation, nor its agents or employees, assume any responsibility for matters legal in nature, nor do they tender any opinion as to any title to, or legal status of, property which may be involved, both real and personal, tangible and intangible.

Valuation assumes that all laws, statutes, ordinances, or other regulations, or regulations of any governmental authority relevant to and in connection with this engagement are complied with by each relevant party other than Valuation unless express written noncompliance is brought to the attention of Valuation and is stated and defined by those relied on by Valuation.

Valuation has relied on certain information furnished by others, including but not limited to the Company, without verification, other than the procedures specified in Valuation's letter attached hereto. Valuation believes such information to be reliable as to accuracy and completeness but offers no warranty or representation to that effect; however, nothing has come to our attention in the course of this engagement that would cause us to believe that any information is inaccurate in any material respect or that it is unreasonable to utilize and rely upon such information. The information relied upon generally includes, but is not limited to, financial analyses and forecasts; historical, pro forma, audited and unaudited financial statements; and Management analyses and forecasts.

Valuation has not made a land survey of the property, but has relied on information furnished by the Company. It is assumed that there are no hidden or inapparent conditions of the property, subsoil, or structures thereon that render it more or less valuable except as disclosed in environmental reports. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

Valuation assumes in the case of leases of real and other property that the Units Offering will not trigger any renegotiations of such leases to market rates based upon the change in the financial condition of the Company arising out of the transactions that would, in the aggregate, be material to the Company. In connection with this matter, we have no reason to believe that there will be any material adverse effect on the Company arising from the consummation of the Units Offering.

Valuation is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Valuation does not conduct or provide environmental assessments and has not performed one for the Company.

We have not made a specific compliance survey or analysis of the subject properties to determine whether they are subject to or in compliance with the Americans with Disability Act of 1990 (ADA) and this opinion does not consider the impact, if any, of non-compliance in estimating the value of the properties.

In some instances, public information and statistical information have been obtained from sources Valuation reasonably believes to be reliable. These sources include annual reports to shareholders, the Form k's and Form q's filed with the Securities and Exchange Commission of companies reviewed within the various industries in which the Company operates INFOVEST, VALUE LINE INVESTMENT SURVEY, Standard & Poor's Industry Surveys; however, Valuation makes no representation as to the accuracy or completeness of such information and has accepted the information without further verification.

Valuation provided the Opinion for tax reporting purposes only as it relates to the Units Offering and for no other purpose. Valuation's Opinion is in no way given as an indication of the fairness of the transactions to any investor in the Units Offering.

Any further consultation, testimony, attendance or research in reference to the present engagement beyond the Opinion expressed herein as of the date of valuation are subject to agreement by Valuation in specific written arrangements between the parties.

No representation is made herein as to the legal sufficiency of the above definitions (term definitions contained in the body of the Opinion) for any purpose; such definitions are used solely for setting forth the scope of this Opinion and Valuation believes such definitions to be reasonable for the purposes of rendering this Opinion.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist on the date of this letter. While various judgments and estimates which we consider reasonable and appropriate under the circumstances were made by us in the determination of value, no assurance can be given by us that the sale price which might ultimately be realized in any actual transaction, if and when effected, will be at the Fair Market Value concluded in our analysis.

Our conclusion of Fair Market Value of assets is for the aggregate or total assets of the Company.

                                                                EXHIBIT 1



             SUMMARY FINANCIAL AND OPERATING DATA
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



     The Company commenced operations on SePtember 8, 1995 through the purchase of certain assets of Color Sport, Inc. in a transaction accounted for under the purpose method of accounting. Color Spot, Inc. commenced operations on March 1, 1993 through the purchase of certain assets of Color Spot America, Inc., in a transaction accounted for under the purchase method of accounting. On December 31, 1996, an affiliate of Kohlberg & Company, LLC acquired control of the Company through a series of stock transactions accounted for as a recapitalization. As a result of these transaction and the Company's ongoing acquisition program, the financial information presented below is not comparable in certain respects.

     The financial information of the Company presented below as of June 30, 1997 and for the fiscal year ended June 30, 1997 and for the period from September 8, 1995 through June 30, 1996 is derived from the audited financial statements of the Company appearing elsewhere in this Prospectus. The financial information of Color Spot, Inc. for the period from January 1, 1995 through September 8, 1995 and the year ended December 31, 1994 is derived from the audited financial statements of Color Spot, Inc. The financial information of the Company as of September 25, 1997 and for the periods from July 1, 1996 through September 26, 1996 and July 1, 1997 through September 25, 1997 is derived from the unaudited interim financial statements of the Company, which, in the opinion of management, contain all adjustments (including those of a normal recurring nature) necessary to present fairly the financial position and results of perations of the Company as of and for the periods presented.

     The pro forma information presented below gives effect to the 13 acquisitions completed by the Company since June 30, 1996. See "Unaudited Consolidated Statements of Operations."





                                                The Predecessor                             The Company
                                             ---------------------     ---------------------------------------------------------
                                                                                              Pro Forma
                                                          1/1/95       9/8/95    Fiscal Year Fiscal Year    7/2/96      7/1/97
                                             Year Ended   through      through      Ended       Ended       through      through
                                               12/31/94   9/8/95      6/30/96(1) 6/30/97(2)    6/30/97      9/25/96    9/25/97(3)
                                             -----------  ---------   ---------- ---------   -----------   ---------  ----------
                                                                                             (Unaudited)   (Unaudited) (Unaudited)

STATEMENT OF OPERATIONS DATA:
   Net sales................................    $39,411    $28,991     $51,995    $113,400     $183,074     $13,437     $25,482
   Gross profit.............................     14,995     11,491      24,310      49,374       75,171       4,579       7,464
   Operating expenses ......................     17,869     14,438      18,475      39,458       59,997       6,048      11,682
   Income (loss) from operations............     (2,874)    (2,947)      5,835       9,916       15,174      (1,469)     (4,218)
   Interest expense.........................      3,170      2,576         687       4,179       10,378         133       2,392
   Income tax provision (benefit)...........                             2,269       2,830        2,269        (760)     (3,021)
   Income (loss) before extraordinary loss..     (5,947)    (5,485)      2,788       3,055        2,784(4)     (820)     (3,691)
   Extraordinary loss.......................                                           215
   Net income (loss)........................     (5,947)    (5,485)      2,788       2,340        2,784        (820)     (3,691)

OPERATING DATA:
   EBITDA(5)................................    $(1,619)   $(2,022)     $6,433     $13,357      $22,662     $(1,170)    $(2,898)
   Cash flows from operating activities.....     (2,720)    (5,220)     (3,485)     (4,093)                     847       2,043
   Cash flows from investing activities.....       (609)      (260)     (9,660)    (58,234)                  (1,184)     (43,369)
   Cash flows from financing activities.....      3,715      5,387      13,846      64,388                      557       40,445
   Depreciation and amortization............      1,255        925         598       3,441        7,488         299        1,320
   Capital expenditures.....................        668        250       1,529       6,181       10,450       1,263        3,050
   Ratio of earnings to fixed charges(4)(6).                              4.68        2.10         1.42
   Number of production facilities(7).......          6          6           6          13           19           7            19




                                                                                                            September 25, 1997
                                                                                                         -------------------------
                                                                                                          Actual       Adjusted(8)
                                                                                                         ---------   -------------

BALANCE SHEET DATA:
   Working capital..................................................................................          $585         $20,453
   Total assets.....................................................................................       183,743         183,525
   Long-term debt, excluding current portion........................................................       111,335          96,178
   Stockholders' equity.............................................................................         5,897          10,627

                                                 (FOOTNOTES ON FOLLOWING PAGE)

                                                             EXHIBIT 2



                       COLOR SPOT NURSERIES, INC. AND SUBSIDIARIES

                                 INCOME STATEMENT
                 FOR THE LATEST TWELVE MONTHS ENDED DECEMBER 31, 1997




                                           LTM 12/31/97
                                         PRO FORMA-BANK
                                            $        %
NET SALES                                191,827  100.0%

COST OF SALES                            110,189   57.4%

GROSS PROFIT                              81,638   42.6%

DELIVERY EXPENSE                          28,344   14.8%
FACILITIES G&A                             1,661    0.9%

CONTRIBUTION MARGIN                       51,633   26.9%

SELLING & MARKETING                       16,016    8.3%
CORP. GENERAL & ADMIN                     11,892    6.2%

EBITDA                                    23,725   12.4%

                                                                     EXHIBIT 3

        Weighted Average Cost of Capital for Color Spot Nurseries, Inc.

                                                                   After-tax    Weighted
                                           As a % of    Required    Required    Average
                                            Capital      Return      Return      Cost of
                                                                                 Capital

Heller Notes and Non-Competes  $  12,149         5.3%        8.5%        5.1%        0.3%
Senior Sub Notes               $  85,000        37.4%       10.5%        6.3%        2.4%
Series A Preferred Stock       $  40,000        17.6%       13.0%       13.0%        2.3%

Common Equity (1)              $  90,000        39.6%       25.0%       25.0%        9.9%

                                                                      -------------------
                               $ 227,149       100.0%                 WACC          14.8%
                                                                      -------------------

Taxes Rat      40%


        Weighted Average Cost of Capital for Color Spot Nurseries, Inc.

                                                                   After-tax    Weighted
                                           As a % of    Required    Required    Average
                                            Capital      Return      Return      Cost of
                                                                                 Capital

Heller Notes and Non-Competes  $  12,149         5.3%        8.5%        5.1%        0.3%
Senior Sub Notes               $  85,000        37.4%       10.5%        6.3%        2.4%
Series A Preferred Stock       $  40,000        17.6%       13.0%       13.0%        2.3%

Common Equity (1)              $  90,000        39.6%       30.0%       30.0%       11.9%

                                                                      -------------------
                               $ 227,149       100.0%                 WACC          16.8%
                                                                      -------------------

Taxes Rat      40%


Footnote:

(1) Investors in this type of transactions would expect returns of between 25% and 30% on their equity


                                      --------
Discount Rate                            14.0% Discounted Cash Flow Analysis                     EXHIBIT 4
                                      --------
Residual Multiple                         7.00 COLOR SPOT NURSERIES, INC.
                                      --------
Taxes                                    40.0%
                                      --------

Year                                      0.3     1.0     2.0     3.0     4.0
Year Ending 6/30,...             1997    1998    1999    2000    2001    2002
                                 ----    ----    ----    ----    ----    ----

Sales                            184.0   206.0   253.6   321.8   402.3   502.9
Cost of Sales (% of Sales)       103.3   115.3   139.7   178.0   222.7   278.6
                                 -----   -----   -----   -----   -----   -----
Gross Margin                      80.7    90.7   113.9   143.8   179.6   224.3


Other                              0.0     0.0     0.0     0.0     0.0     0.0
                                   ---     ---     ---     ---     ---     ---
Total Gross Profit                80.7    90.7   113.9   143.8   179.6   224.3


Selling and Marketing             15.2    18.8    23.0    29.4    36.8    45.9
Total G&A                         12.6    11.6    14.2    18.1    22.7    28.3
Delivery                          27.6    30.6    37.5    47.8    59.8    74.7
                                  ----    ----    ----    ----    ----    ----
EBITDA                            25.3    29.7    39.2    48.5    60.3    75.4


Continuing Ops Depreciation        5.0     4.8     5.8     7.1     8.4    10.1
Non-Continuing Depreciation        0.0     0.0     0.0     0.0     0.0     0.0
EBITA                             20.3    24.9    33.4    41.4    51.9    65.3


Goodwill Amortization              2.3     2.2     2.2     2.4     2.7     2.8
                                   ---     ---     ---     ---     ---     ---
EBIT                              18.0    22.7    31.2    39.0    49.2    62.5


Other                              0.0     0.0     0.0     0.0     0.0     0.0
Other                              0.0     0.0     0.0     0.0     0.0     0.0
                                   ---     ---     ---     ---     ---     ---
Pretax Income                     18.0    22.7    31.2    39.0    49.2    62.5


Taxes Paid                         7.2     9.1    12.5    15.6    19.7    25.0
                                   ---     ---    ----    ----    ----    ----
Net Income (Debt Free)            10.8    13.6    18.7    23.4    29.5    37.5


Other                              0.0     0.0     0.0     0.0     0.0     0.0
                                   ---     ---     ---     ---     ---     ---
Net Available to Common           10.8    13.6    18.7    23.4    29.5    37.5


Plus: Depreciation                 5.0     4.8     5.8     7.1     8.4    10.1
Plus: Amortization                 2.3     2.2     2.2     2.4     2.7     2.8
(Increase)/Decrease in W.C.        0.0    -7.8   -11.2   -18.4   -21.3   -27.1
Other                              0.0     0.0     0.0     0.0     0.0     0.0
Normal Cap Ex                     -9.6   -41.2   -28.6   -34.5   -43.1   -50.8
Transition Cap Ex                  0.0     0.0     0.0     0.0     0.0     0.0
Decrease in Pre-Funded Capex Cash  0.0     0.0     0.0     0.0     0.0     0.0
Proceeds on sale of assets         0.0     0.0     0.0     0.0     0.0     0.0
Loss/(Gain) on sales of assets     0.0     0.0     0.0     0.0     0.0     0.0
                                   ---     ---     ---     ---     ---     ---
Net Cash Flow Before Fncg Activ.   8.5   -28.4   -13.1   -20.0   -23.8   -27.5
Partial Year                             -16.6

Discount Factor                  1.000   0.963   0.878   0.770   0.676   0.593
Discounted Net Cash Flow           0.0   (15.9)  (11.5)  (15.4)  (16.1)  (16.3)
                                                         --------                     --------
Total Discounted Cash Flow              (75.2)     EBITDA    75.4     Current Multiple     9.4
                                                         --------                     --------
Residual (EBITDA)                       312.8   Year 2002                Exit Multiple     7.0
                                                                                      --------
                                       -------
BEV (12/05/97)                          237.6
----------------------------------------------
LTD Outstanding @ Closing (112.4)       112.4
Indicated Equity Value (Including                  ----------------
40 of preferred)                        125.2         Base Case
----------------------------------------------     ----------------
                                                     7.0      14%
                                                   ----------------
Debt Free Value Table                Discount Rate   7.0      14%
---------------------                -------------
                                         14.0%    15.0%    16.0%    17.0%
                                  ---------------------------------------
           Exit                7.0      238      228      219      211     The lowest market multiple was 7.7 times EBITDA
                                  ---------------------------------------
         Multiple              7.5      260      250      240      231     A 10% discount from this would be 7 X
         --------                 ---------------------------------------
                               8.0      282      271      261      251     The Average multiple of the three Comps was 10.6 X
                                  ---------------------------------------
                               8.5      305      293      282      271     A 10% discount from this would be 9.6 X
                                  ---------------------------------------
                               9.0      327      315      303      291     The Lowest of the 3 Specific Comps was 8.45 X
                                  ---------------------------------------


                                                                     EXHIBIT 5


                      12/09/97   Weighted       Market                     Total Invested    LTM     LTM      EBITDA  Invested Cap/
                   Stock Price  Shares O/S  Capitalization    LTD   CPLTD     Capital      EBITDA  Revenues  Revenues    EBITDA
                   -----------  ----------  --------------  ------  -----  --------------  ------  --------  -------- -------------
Central Garden
 & Pet               $28.56        16.3          465.3       115.2   0.1      580.6         42.3    841.0     5.03%      13.73
Corporate Express    $14.94       132.8        1,984.6       637.6  26.0    2,648.2        158.0  3,645.2     4.34%      16.76
General Host          $5.13        24.4          125.1       191.5   2.3      318.9         32.8    535.2     6.12%       9.73
Palex Inc.           $11.50         9.8          113.3        14.0   0.1      127.3         10.3    130.9     7.84%      12.41
Rental Service       $26.00        12.7          331.2       224.5   0.0      555.7         62.3    207.6    30.03%       8.92
Scotts Company       $29.44        29.3          862.6       219.8   1.5    1,083.9        128.3    902.5    14.22%       8.45
US Filter            $32.56        75.4        2,454.9       590.9  12.5    3,058.3        162.0  2,218.2     7.31%      18.87
US Rentals           $27.38        30.7          841.7       159.3   0.0    1,001.0        129.6    380.8    34.02%       7.73

                                                                                                           Average       12.07
                                                                                                           Median        11.07

                                                                    Average of Central Garden + General Host + Scotts    10.64

                                                                     EXHIBIT 6

            ADJUSTED ENTERPRISE VALUE BASED ON A MARKET APPROACH

Average of Central Garden + General Host + Scotts                 10.64

Discount for Lack of Marketability                                10.00%

Adjusted EBITDA Market Multiple                                    9.58

Latest 12 months ended 12/31/97            EBITDA               $23,725

                                           Indicated Value     $227,286

                                                                     EXHIBIT 7

Common Value

             CALCULATION OF COMMON EQUITY VALUE

             Enterprise Value                  $230,000

             Less:
              Notes                            $ 85,000
              Other Debt                       $ 12,149
             Preferred Stock                   $ 40,000
             Total Debt & Preferred            $137,149

             Common Equity                     $ 92,851

             Total Common Shares*              9345.948

             Market Value Per share            $   9.93
                                               --------
             (Rounded)                         $  10.00
                                               --------
Total Common Shares*
excludes Heller shares as we include Heller Debt, and Value assumes no conversion as Hellers exercise price is out of money.